Exhibit 3.27

State of Delaware Secretary of State Division of Corporations Delivered 12:40 PM 05/19/2006 FILED 12:40 PM 05/19/2006 SRV 060479224 – 2189159 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

FIRST:	The name of the limited liability company is REI-NY, LLC.

SECOND:	The address of its registered office in the State of Delaware is 110 S. Poplar Street, Suite 101, City of Wilmington, County of New Castle, State of Delaware 19801. The name of its registered agent at such address is Andrew M. Lubin.

THE UNDERSIGNED is authorized to execute and file this Certificate of Formation for the purpose of forming the Company as a limited liability company pursuant to the laws of the State of Delaware, and accordingly has hereunto set her hand this 19th day of May, 2006.

Lisa D. Schumm, Authorized Person

LW: 165417.1